601 Lexington Avenue New York, New York 10022
Jeffrey Symons To Call Writer Directly: (212) 446-4825 jeffrey.symons@kirkland.com	(212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900

October 18, 2013

VIA EDGAR SUBMISSION

Daniel Duchovny, Esq.

Special Counsel

Securities and Exchange Commission

Division of Corporation Finance, Office of Mergers & Acquisitions

100 F Street, NE

Washington, DC 20549-3628

Re:	Official Payments Holdings, Inc.
Schedule 14D-9 filed October 4, 2013
File No. 005-52757

Dear Mr. Duchovny:

This letter sets forth the response of Official Payments Holdings, Inc. (the “Company”) to the comment letter, dated October 15, 2013 (the “Comment Letter”), of the staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance (the “Staff”) relating to the Company’s Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (the “Commission”) on October 4, 2013 (the “Schedule 14D-9”).

In order to facilitate your review, we have repeated each comment from the Comment Letter in its entirety in italics in the original numbered sequence. Page references in the responses below are to the Schedule 14D-9. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 14D-9.

Reasons for the Recommendation of the Company Board, Page 20

1.	We note that the board considered the increase of 3.1% obtained from the bidders from the initial proposal to the final agreement. Disclose whether the board sought any advice, whether from William Blair or others, about the increase in transaction prices for similar transactions before determining that the increase obtained was sufficient to recommend the offer.

Securities and Exchange Commission

October 18, 2013

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 20 of the Schedule 14D-9 in the Solicitation/Recommendation Statement (Amendment No. 1) on Schedule 14D-9, filed by the Company with the Commission on October 18, 2013 (“Amendment No. 1”) to indicate that the Company Board did not seek advice from William Blair or others with respect to the increase in transaction prices for similar transactions in determining that the 3.1% increase obtained from the bidders from the initial proposal was sufficient to recommend the Offer. We respectfully supplementally advise the Staff that the Company Board did not draw any conclusions from any individual factor in isolation in determining whether to recommend the Offer, but applied its independent judgment and took into account numerous considerations as set forth in the “Reasons for the Recommendation of the Company Board” section of the Schedule 14D-9.

2.	Refer to the section entitled “Opinion of the Company’s Financial Advisor.” We note that the proposed transaction multiples are significantly lower than the mean and median values obtained by William Blair in the EV/revenue analyses in the Selected Public Company analysis. We also note that all of the per share values obtained in the Discounted Cash Flow analysis on the basis of the adjusted EBITDA are higher than the offer price. We also note that the majority of the per share results in the Leveraged Acquisition analysis are higher than the offer price. Finally, we note that implied premium in the offer is significantly lower than the premiums in the 10th percentile one day prior, one week prior, and one month prior (Premiums Paid analysis). Given these results, please revise this section to explain how the board was able to rely on the William Blair analyses and opinion to determine to recommend the offer to your security holders.

Response:

In response to the Staff’s comment, the Company respectfully notes that: (i) while the proposed transaction multiples based on “Enterprise Value / LTM Net Revenue” and “Enterprise Value / CY 2013 Net Revenue” are below the mean and median for other selected public companies valuation multiples, the transaction multiples based on “Enterprise Value / LTM Adjusted EBITDA” and “Enterprise Value / CY 2013E Adjusted EBITDA” are well above the mean and median multiples for selected public companies valuation multiples; (ii) while the ranges for the discounted cash flow analysis with a terminal value based on an exit multiple of EBITDA are higher than the Offer Price, the ranges for the discounted cash flow analysis with a terminal value based on a perpetuity growth rate are all lower than the Offer Price; (iii) while the majority of the per Share results in the leveraged acquisition analysis are higher than the Offer Price, the Offer Price is still within the range implied by the analysis; and (iv) while the implied premium in the Offer is lower than the premiums in the 10th percentile one day prior, one week

Securities and Exchange Commission

October 18, 2013

prior, and one month prior to September 21, 2013 (the “Last Trading Day”), the premiums paid analysis also indicates that the implied premium is above the 10th percentile 60 days and 90 days prior to the Last Trading Day, above the 30th percentile 180 days prior to the Last Trading Day and above the 70th percentile 360 days prior to the Last Trading Day. The Company also respectfully notes that the Offer Price is within or above the valuation range implied by the selected precedent transaction analysis. The Company Board did not draw any conclusions from any individual factor in isolation and took into account the valuation analyses and ranges as a whole. The Company Board considered William Blair’s valuation analyses, as well as numerous other considerations as set forth in the “Reasons for the Recommendation of the Company Board” section of the Schedule 14D-9, and applied its independent judgment in assessing these analyses and other considerations in arriving at its recommendation that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

Appraisal Rights, page 32

3.	We note that the Schedule 14D-9 constitutes formal notice of appraisal rights under Section 262 of the DGCL which follows an indefinite description of the steps security holders must follow to exercise those rights. Revise to clarify the specific procedures and deadlines that security holders must meet to properly exercise their appraisal rights.

Response:

In response to the Staff’s comment, the Company has amended and restated the entire “Appraisal Rights” section appearing on pages 32 and 33 of the Schedule 14D-9 in Amendment No. 1.

Financial Projections, page 35

4.	Please revise to disclose the assumptions made in preparing the financial projections.

Response:

In response to the Staff’s comment, the Company has revised the second full paragraph on page 35 of the Schedule 14D-9 in Amendment No. 1.

5.	We note that the projected financial information included in this section has not been prepared in accordance with GAAP. Please revise your disclosure to provide the reconciliation required pursuant to Rule 100(a) of Regulation G. We may have additional comments after we review your response.

Securities and Exchange Commission

October 18, 2013

Response:

In response to the Staff’s comment, the Company has revised the disclosure related to the projected financial information in Amendment No. 1 to provide the reconciliation required pursuant to Rule 100(a) of Regulation G.

*    *    *    *    *

Securities and Exchange Commission

October 18, 2013

The acknowledgments of each of the Filing Persons requested at the end of your letter are attached as Exhibit A to this letter. Please do not hesitate to contact the undersigned at the number above with any questions or comments you may have regarding this letter, the Schedule 14D-9 or Amendment No.1.

Sincerely,

/s/ Jeffrey Symons

Jeffrey Symons

cc:	Official Payments Holdings, Inc.

Exhibit A

Daniel Duchovny

Special Counsel

Securities and Exchange Commission

Division of Corporation Finance, Office of Mergers & Acquisitions

100 F Street, NE

Washington, DC 20549-3628

Re:	Official Payments Holdings, Inc.
Schedule 14D-9 filed October 4, 2013
File No. 005-52757

Dear Mr. Duchovny:

As requested in your letter dated October 15, 2013, each of the undersigned hereby acknowledges the following:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact Jeffrey Symons (212-446-4825 or jeffrey.symons@kirkland.com) of Kirkland & Ellis LLP.

Sincerely,

OFFICIAL PAYMENTS HOLDINGS, INC.

By	/s/ Alex Hart
Name:	Alex Hart
Title:	Chief Executive Officer, President
Date:	October 18, 2013